                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 SHONEY'S, INC.
                                 --------------
                                (Name of issuer)

                         Common Stock, $1.00 Par Value
                         -----------------------------
                         (Title of class of securities)

                                   825039100
                           -------------------------
                                 (CUSIP Number)

                           Mr. Raymond D. Schoenbaum
                             1640 Powers Ferry Road
                            Building Two, Suite 100
                          Marietta, Georgia 30067-6050
                                 (770) 612-2456
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:
                            Mr. John D. Capers, Jr.
                                King & Spalding
                           191 Peachtree Street, N.E.
                          Atlanta, Georgia  30303-1763

                                  June 16, 1997
                                ----------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          Betty J. Schoenbaum
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

   NUMBER OF   7.  SOLE VOTING POWER                            2,703,388
    SHARES
  BENEFICIALLY 8.  SHARED VOTING POWER                            691,092
    OWNED BY
     EACH      9.  SOLE DISPOSITIVE POWER                       2,703,388
   REPORTING
    PERSON
     WITH      10.  SHARED DISPOSITIVE POWER                      691,092

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,394,480

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.0% (based on 48,551,609 shares outstanding on March 28, 1997)

14.  TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 2 of 16 Pages
                           Exhibit Index on Page 10

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          Raymond D. Schoenbaum
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

   NUMBER OF    7.  SOLE VOTING POWER                           272,311
      SHARES
BENEFICIALLY    8.  SHARED VOTING POWER                         235,750
    OWNED BY
        EACH    9.  SOLE DISPOSITIVE POWER                      272,311
   REPORTING
      PERSON
        WITH    10. SHARED DISPOSITIVE POWER                    235,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    508,061

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.0% (based on 48,551,609 shares outstanding on March 28, 1997)

14.  TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 3 of 16 Pages
                           Exhibit Index on Page 10

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          Schoenbaum Corporation
          88-0354486

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada, U.S.A.

   NUMBER OF    7.  SOLE VOTING POWER                           2,703,388
    SHARES
BENEFICIALLY    8.  SHARED VOTING POWER                           -0-
   OWNED BY
     EACH       9.  SOLE DISPOSITIVE POWER                      2,703,388
  REPORTING
    PERSON
     WITH       10. SHARED DISPOSITIVE POWER                      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,703,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6% (based on 48,551,609 shares outstanding on March 28, 1997)

14.  TYPE OF REPORTING PERSON*
          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 4 of 16 Pages
                           Exhibit Index on Page 10

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          Schoenbaum Ventures L.P.
          88-0328974

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada, U.S.A.

  NUMBER OF     7.  SOLE VOTING POWER                           2,703,388
    SHARES
 BENEFICIALLY   8.  SHARED VOTING POWER                           -0-
   OWNED BY
     EACH       9.  SOLE DISPOSITIVE POWER                      2,703,388
  REPORTING
    PERSON
     WITH       10. SHARED DISPOSITIVE POWER                      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,703,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6% (based on 48,551,609 shares outstanding on March 28, 1997)

14.  TYPE OF REPORTING PERSON*
          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 5 of 16 Pages
                           Exhibit Index on Page 10

Item 4. Purpose of Transaction.

        As indicated in a Schedule 13D filed by Betty J. Schoenbaum, Raymond D. Schoenbaum, Schoenbaum Corporation and Schoenbaum Ventures L.P. (the "Reporting Persons") on April 25, 1997 and as amended on June 2, 1997, the Reporting Persons have been disappointed with the performance of Shoney's, Inc. (the "Issuer") and the Issuer's stock price in recent years.

        Based on the Reporting Persons' review of the Issuer, the Reporting Persons believe that the Issuer is at a critical juncture and that the actions to be taken by the Issuer's Board of Directors (the "Board") to address the current situation will play a crucial role in determining the Issuer's future. For this reason, Raymond D. Schoenbaum, on behalf of the Reporting Persons, requested by letter to the Board dated June 2, 1997 that he be allowed to address the Board at its two-day retreat in mid-June in order to discuss the Issuer's current situation as well as to provide concrete alternatives for addressing the Issuer's problems. The Board, however, responded in a manner which the Reporting Persons believe demonstrates a lack of understanding of the urgency of the Issuer's situation and the lack of leadership under current management. Rather than providing Raymond D. Schoenbaum, as a representative of an 8% shareholder, with the opportunity to meet with the Board for a short time at some point during the Board's two-day retreat, the Board suggested that the Reporting Persons submit their suggestions in writing, after which the Board would "consider a time in the future" for Raymond D. Schoenbaum to meet with the Board or "a committee of the Board." Because of the Issuer's continued poor performance and the Board's refusal to meet with Raymond D. Schoenbaum at the June Board meeting despite the urgency of the situation, the Reporting Persons have concluded that the Board does not appreciate the need for a significant change in the direction of Shoney's and the Reporting Persons believe that they are left with no alternative but to present their case directly to the shareholders and owners of the Issuer.

        As a result, Raymond D. Schoenbaum and Betty J. Schoenbaum (the "Shoney's Shareholders' Committee") have determined to seek agent designations to call a special meeting of the shareholders of the Issuer to act on proposals that would result in the removal of all of the members of the current Board and replace them with nominees of the Shoney's Shareholders' Committee. The Shoney's Shareholders' Committee has filed preliminary solicitation materials with the Securities and Exchange Commission (the "Commission") pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the "Act") relating to a proposed solicitation of agent designations to authorize the designated agents to (i) call a special meeting, (ii) set the place, date and time of the special meeting and (iii) exercise all rights of the shareholders giving their authorization to the designated agents incidental to calling and convening the special meeting. The Shoney's Shareholders' Committee intends to proceed with the solicitation of agent designations as soon as is practicable after the Commission completes its review of the preliminary solicitation materials pursuant to Regulation 14A promulgated under the Act. Under the Issuer's Bylaws and Tennessee law, a special meeting of the shareholders may be called at any time by the holder or holders of not less than one-tenth (1/10) of all the shares entitled to vote at the meeting.

        In addition, the Shoney's Shareholders' Committee has also filed preliminary proxy solicitation materials with the Commission pursuant to Section 14(a) of the Act in connection with their proposals to be considered at the special meeting. If a special meeting is held, the Shoney's Shareholders' Committee intends to ask the shareholders of the Issuer to consider and vote on the proposals set forth below:

        1. A proposal to repeal any and all amendments made by the Board to the Bylaws as filed with the Commission as Exhibits 3(ii) and 4.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended February 18, 1996 (the "Bylaws") , other than those provisions which were duly approved by the shareholders and those provisions which under Tennessee law cannot be repealed by the shareholders, and to provide that, without the approval of the shareholders, the Board may not thereafter amend any section of the Bylaws affected by such repeal or adopt any

                              Page 6 of 16 Pages
                           Exhibit Index on Page 10
            new Bylaw provision in a manner which serves to reinstate any repealed provision or any similar provision (the "Bylaws Repeal Resolution");

        2. A proposal to amend Article III, Section 1 of the Bylaws to fix the number of directors at seven, and provide that, without the approval of the shareholders, the Board may not thereafter amend or repeal such Section or adopt any new Bylaw provision which is inconsistent in any manner with such Section (the "Size of Board Resolution");

        3. A proposal to amend Article III, Section 3 of the Bylaws to provide that the directors may be elected by the shareholders at annual meetings and special meetings of the shareholders, and provide that, without the approval of the shareholders, the Board may not thereafter amend or repeal such Section or adopt any new Bylaw provision which is inconsistent in any manner with such Section (the "Election Procedure Resolution");

        4. A proposal to remove all of the members of the Board, including without limitation, any of the following who are members of the Board as of the special meeting: Dennis C. Bottorff, Carole F. Hoover, Victoria B. Jackson, C. Stephen Lynn, Jeffry F. Schoenbaum,
            B. Franklin Skinner and Cal Turner, Jr.; provided, however, that if, notwithstanding the Omnibus Resolution (as defined below), any nominees of the Shoney's Shareholders' Committee have been elected to the Board prior to the time this Resolution is adopted, such nominees of the Shoney's Shareholders' Committee shall not be removed from the Board (the "Director Removal Resolution");

        5. A proposal to elect the seven nominees of the Shoney's Shareholders' Committee, and all other persons nominated by the Shoney's Shareholders' Committee (the "Nominees"), to fill all vacancies on the Board for the balance of the terms of the present directors and until their successors are elected and qualified (the "Election of Directors Resolution");

        6. A proposal to set forth the following order in which the resolutions would be voted upon by the shareholders (the "Omnibus Resolution"):

            1.   The Omnibus Resolution;

            2.   The Bylaws Repeal Resolution;

            3.   The Size of Board Resolution;

            4.   The Election Procedure Resolution;

            5.   The Director Removal Resolution; and

            6.   The Election of Directors Resolution; and

        7. Proposals to take any and all other actions incidental to the removal and replacement of the members of the Board.

        The details regarding the special meeting proposals, including the specific text thereof, will be set forth in the proxy materials of the Shoney's Shareholders' Committee to be distributed in connection with the special meeting. Although the Reporting Persons do not presently expect any other proposed matters to be included in the notice


                              Page 7 of 16 Pages
                           Exhibit Index on Page 10
of the special meeting (the "Special Meeting Notice"), the Shoney's Shareholders' Committee specifically reserves the right to include in the Special Meeting Notice such other matters as they may deem necessary, advisable or appropriate.

        Pursuant to the Bylaws, a quorum shall be deemed constituted at a special meeting if holders of not less than a majority of the shares of the Issuer's common stock (the "Common Stock") outstanding and entitled to vote at such special meeting are present in person or by proxy. In order for the proposals to be adopted, if a quorum is present at the special meeting, a majority of the votes cast by the shareholders of the Issuer must be in favor of each proposal. If the shareholders are entitled to vote to elect new directors, directors will be elected by a vote of a plurality of the shares of the Common Stock represented by holders present at the meeting in person or by proxy. Once elected to the Board, each director will serve until the next annual meeting and thereafter until his or her successor has been elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

Item 7.   Material to be filed as Exhibits.

1.        Joint Filing Agreement (Pursuant to Rule 13d-1(f))

2.        Letter to the Board of Directors of the Issuer from Raymond D.
          Schoenbaum dated June 2, 1997

3. Letter to Raymond D. Schoenbaum from the Board of Directors of the Issuer dated June 5, 1997

4.        Letter to the Board of Directors of the Issuer from Raymond D.
          Schoenbaum dated June 16, 1997

                              Page 8 of 16 Pages
                           Exhibit Index on Page 10

                                   SIGNATURE
                                   ---------


        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 1997

                                                   *
                                    -------------------------------
                                    Betty J. Schoenbaum


                                    /s/ Raymond D. Schoenbaum
                                    -------------------------------
                                    Raymond D. Schoenbaum


                                    Schoenbaum Corporation

                                    By:            *
                                       ----------------------------
                                        Betty J. Schoenbaum,
                                        President


                                    Schoenbaum Ventures L.P.

                                    By: Schoenbaum Corporation,
                                        General Partner


                                    By:            *
                                       ----------------------------
                                        Betty J. Schoenbaum,
                                        President



* By: /s/ Raymond D. Schoenbaum
     ------------------------------
      Raymond D. Schoenbaum, pursuant to
      the Joint Filing Agreement dated
      April 25, 1997

                              Page 9 of 16 Pages
                           Exhibit Index on Page 10

                                 EXHIBIT INDEX
                                 -------------


Exhibit                        Description
-------                        -----------
1.                      Joint Filing Agreement (Pursuant to Rule 13d-1(f))

2.                      Letter to the Board of Directors of Shoney's, Inc.
                        from Raymond D. Schoenbaum dated June 2, 1997

3.                      Letter to Raymond D. Schoenbaum from the Board of
                        Directors of Shoney's, Inc. dated June 5, 1997

4.                      Letter to the Board of Directors of Shoney's, Inc.
                        from Raymond D. Schoenbaum dated June 16, 1997


                              Page 10 of 16 Pages
                           Exhibit Index on Page 10